EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2010

The following management’s discussion and analysis (“MD&A”), which is dated as of April 28, 2011, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the “Company”) as at and for the financial year of the Company ended December 31, 2010 (“fiscal 2010”) in comparison with those as at and for the financial year of the Company ended December 31, 2009 (“fiscal 2009”), as well as future prospects of the Company.  This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2010 and fiscal 2009.  As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the exploration of gold and platinum properties and other metals.  The Company’s main exploration focus is in the North Kivu and Orientale provinces of the DRC where the Company holds or controls rights under 68 exploration permits (“PR”), directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SPRL, or under option agreements with the holders of the PRs.

During fiscal 2010 and up to the date of this MD&A, the Company carried out exploration activities at its Ngayu and North Kivu projects.  Exploration consisted of core and auger drilling, gridding, mapping, and soil, stream and rock sampling within the exploration permit areas.

On March 16, 2011, the Company announced that it had commenced a major BLEG (Bulk Leach Extractable Gold) geochemical survey over the entire Ngayu project area of 4,550 square kilometers.  The BLEG survey is being undertaken as part of the technical services agreement  entered into between the Company and Newmont Mining Corporation of Canada Limited, a subsidiary of Newmont Mining Corporation, (“Newmont”) pursuant to which Newmont will make available to the Company for consultation exploration technology and expertise and assist in the exploration of the Company’s Ngayu gold project. Reference is made the Company’s press releases dated March 16, 2011 and December 10, 2010 which have been filed on SEDAR at www.sedar.com.

In February 2011, the Company completed concurrent brokered and non-brokered private placement equity financings.  Pursuant to a “bought deal” private placement financing conducted by GMP Securities L.P. as lead underwriter, together with Comark Securities Inc. and Raymond James Ltd., the Company issued 8,500,000 common shares of the Company at a price of Cdn$2.35 per share, resulting in aggregate gross proceeds of Cdn$19,975,000.  The Company also issued, by way of non-brokered private placement, to Newmont Mining Corporation of Canada Limited (“Newmont Canada”), 1,700,000 common shares of the Company at a price of Cdn$2.35 per share for aggregate proceeds of Cdn$3,995,000.

In December 2010, the Company completed a non-brokered private placement with Newmont Canada involving the issuance by the Company to Newmont Canada of 2,000,000 units of the Company at a price of Cdn$1.95 per unit for aggregate gross proceeds of Cdn$3,900,000.  Each such unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company.  Each full warrant is exercisable into one additional common share of the Company at a price of Cdn$2.30 for a period of two years.

In February 2010, the Company completed a brokered private placement financing involving the issuance of 8,166,500 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$10,208,125.  Each such unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company.  Each full warrant is exercisable into one additional common share of the Company at a price of Cdn$1.45 for a period of 24 months.  In November 2010, 400,000 warrants of the Company issued under the brokered placement were exercised which resulted in aggregate gross proceeds to the Company of Cdn$580,000.  GMP Securities L.P. as lead agent, together with CI Capital Markets Inc. and Salman Partners Inc., acted as the Company's agents in connection with the Brokered Placement.

Also in February 2010, the Company completed a non-brokered private placement financing involving the issuance to Newmont Canada of 4,000,000 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$5,000,000.  The units issued under this non-brokered private placement had the same terms as the units issued under the February 2010 brokered private placement referred to above.  In December 2010, Newmont Canada exercised the 2,000,000 warrants that it had acquired under the said February 2010 non-brokered private placement, resulting in the issuance by the Company to Newmont Canada of 2,000,000 common shares of the Company at a price of Cdn$1.45 per share for gross proceeds to the Company of Cdn$2,900,000.

Mineral Properties in the Democratic Republic of the Congo

The Company’s exploration activities in the DRC are currently focused on the following projects:

Ngayu Project

The Ngayu project covers an area of 4,550 square kilometers and is found within the Orientale Province in the northeast of the DRC, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers most of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaean craton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

The Company has an option agreement with Rio Tinto Exploration RDC Orientale SPRL on the gold rights at Ngayu covering 14 exploration permits (4,550 square kilometers).  In terms of the option agreement, the Company has a maximum period of 11 years (until February 2022) to make a discovery and complete feasibility studies and to convert the exploration permits into an exploitation permit.

The Ngayu project includes a number of exploration prospects already identified such as Yindi, Makapela, Itali and Anguluku. During the first quarter of 2010, the Company established the main Ngayu exploration camp at the Yindi prospect, located in the southwest corner of the project area.

Yindi prospect

During 2010 at Yindi the Company embarked on a soil sampling geochemical program and an adit sampling program on a grid covering five by two kilometres and which also corresponds to a discrete magnetic high.  Geochemical and adit sampling was completed and drill targets were delineated at Yindi during the third quarter of 2010.  A core drilling program commenced in September 2010 on the Yindi prospect with 11 core holes (1,029 metres) drilled by the end of 2010.

The 2011 exploration program at Yindi recommenced in January 2011 and a total of 1,545 metres (7 core holes) had been drilled during the first quarter of 2011 giving a total of 18 core holes (2,574 metres) being drilled on the prospect to date.  Further drilling at Yindi will be dependent on the results of outstanding assay results from the core drilling and, in the meantime, the core rig has been relocated to the Makapela prospect.  Drilling results at the Yindi prospect have been announced by the Company in press releases dated November 29, 2010, January 6, 2011 and March 29, 2011.

Makapela prospect

The Makapela prospect is situated in the north of the Ngayu project area and covers a number of significant artisanal sites.  During 2010, a soil sampling and augering program together with rock and channel sampling were completed at the Makapela prospect over a strike length of 5,000 metres.  Soil sample results indicate that the Main, North and Sele Sele artisanal pits at Makapela line up over a potential strike length of 2.2 kilometres.  The vein system may extend further south to the Bamako workings.

A core drilling program at Makapela commenced at the end of October 2010 with the objective of testing along strike and at depth the sub vertical, vein mineralized system being exploited by the artisanal miners at the Main, North and Sele Sele pits which returned significant results from channel sampling.  By the end of 2010, a total of 5 core holes (617 metres) had been drilled at Makapela.  After the restart of drilling in January 2011, a further 17 core holes (2,855 metres) had been completed during the first quarter of 2011, giving a total of 22 holes (3,472 metres) being drilled on the Makapela prospect to date.  Drilling results at the Makapela prospect have been announced by the Company in press releases dated December 21, 2010, January 6, 2011 and March 29, 2011.

During 2011, the main objective of the drilling at Makapela will be to confirm strike continuity of the vein systems between the pits, as indicated by the soil geochemistry and augering and to test the vein system at depth, intersecting the vein at 80, 160, 240 and 320 metres below surface.  It is estimated that approximately 80 to 100 core holes will be required to undertake this drill program from which it is proposed to undertake a mineral resource estimation at year end.  At present, there are two core rigs at Makapela and a third rig has been mobilised in order to complete this drilling program during 2011.

Itali prospect

Mapping and channel sampling were conducted at the Itali prospect during the third quarter of 2010. The Itali prospect is located in the Matete area, about 40 kilometres to the NW of Yindi and 10 kilometres south of Makapela. This prospect is situated on the southern limb of the WSW trending fold in the Imva-Babeyru area, defined by magnetic highs interpreted to be caused by banded ironstone formation (BIF) units. Two channel sample profiles and one old trench were sampled.

During 2011, the Itali prospect will be gridded and soil sampled in order to define the full extent of the mineralized zones, and anomalies will initially be followed up by auger sampling.  More systematic sampling and mapping of artisanal and old colonial workings will also be carried out.

Anguluku prospect

The Angukulu prospect is an area mined by the Belgians in the late 1940’s and early 1950’s, located approximately 10 kilometres NW of Yindi.  Gold was exploited from alluvial and eluvial workings, and hardrock quartz veins. During reconnaissance mapping, a total of 47 rock chip samples were collected. Three 2 kilometre-long soil traverses were sampled, in order to assist with the positioning of a systematic soil sampling grid. Preliminary results indicate the presence of an anomalous area (>100ppb) with more than 1.2 kilometres strike length and width of 120 metres. More mapping and rock sampling will be conducted in future before systematic soil sampling is proposed.

The exploration program for the Anguluku prospect for 2011 will consist of gridding and soil sampling in order to define the full extent of the mineralized zones, and anomalies initially followed up by auger drilling.

Regional reconnaissance and BLEG survey

Following successful orientation surveys in conjunction with Newmont at Yindi and Makapela in 2010, it is planned that the rest of the Ngayu concession will be systematically sampled using the BLEG method in the first half of 2011.  The technique will enable drainage catchment areas to be reliably and quickly assessed, so that ground with low potential can be relinquished with confidence, and anomalous target areas can be located and prioritized.

Reconnaissance of new target areas will be guided largely by the results of the BLEG survey.  The prioritized catchment areas will be assessed by a variety of methods, including aerial reconnaissance, possible in-fill BLEG sampling, and regional mapping and rock sampling depending on the terrain.  Geophysical interpretation by Newmont’s in-house specialists will also be carried out.  Regional soil traverses, and possibly wide-spaced pisolith sampling will then be considered, in order to locate anomalous areas for more systematic, grid-based soil sampling.

Reconnaissance will also be carried out in areas that have already been identified as prospective terrain, such as the Imva fold area, and the northwestern extension of the Adumbi trend.

North Kivu Project

The North Kivu project is situated in the North Kivu Province in eastern DRC to the northwest of Lake Edward and consists of 54 exploration permits totaling 17,760 square kilometers. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

In addition to gold, there are a number of alluvial platinum occurrences in the project area including the type locality for the platinum selenide mineral luberaoite near Lubero. To date no primary source has been found for alluvial platinum occurrences.

Exploration during 2010 focused on the most advanced gold prospect at Manguredjipa, which started in 2009 in the vicinity of the known gold occurrences with emphasis on soil sampling, mapping, rock chip sampling and trenching on the Durba grid.  Two targets were identified:

(a)
Durba Adit Target.  The focus of colonial prospecting and current artisanal activity, where an east-west trending, 0.2 – 1.0 metre wide quartz vein is hosted by quartzite.  Values of up to 280 g/t were returned for the quartzite in the immediate wall-rock of the vein, and up to 30 g/t for the quartz.  Sampling has confirmed an open ended strike of about 150 meters.  However, the width of the mineralized zone is restricted to less than 2 meters, and the potential for defining a bulk mineable resource is considered to be low.  Potential for underground exploitation would depend on establishing a significant strike extension, and trenching to test this is planned.
During 2011 trenches will be excavated to establish whether the mineralized quartz vein has sufficient strike continuity to warrant further work.

(b)
Muhanga Target.  Anomalous soil values of between 50 and 4,730 ppb occur over a strike of about 1.2 kilometres, and were followed up by detailed mapping, rock chip sampling and trenching.  Gold occurs in sheeted quartz veins and irregular stockworks (rock chips up to 8.31 g/t) and also disseminated in the quartzite host rock (rock chips up to 100 g/t).  Visible gold is locally present in both the quartzite and veins.  Further work is required to establish whether the mineralization has continuity over potentially open-pittable widths and strike lengths.
The main aim at Muhanga for 2011 will be to establish that the mineralization has sufficient width and strike continuity to constitute a potential bulk mineable target.  This will be carried out by channel sampling outcrops and trenches.  A mechanical rock cutter will be used to ensure sample representivity in the hard quartzite.

The main operational objective of the 2011 exploration program is to determine whether the currently defined targets at Manguredjipa require drilling, so that a program can be planned.  In addition, the current exploration area will be extended approximately 5 kilometres to the west, to cover a structurally favorable area defined by the geophysics, with coincident historical stream sediment anomalies.  Reconnaissance of other geophysical/stream targets in the central and eastern part of the North Kivu licence block will also be carried out.  Security issues remain in the southern and western parts of the block, and these licences are still under force majeure.

North Kivu Non-Gold Project

Although the priority is gold and platinum, the North Kivu project permit areas also have a number of niobium, rare earths, tungsten, tantalum, copper, iron and diamond occurrences.  Rock sampling and geological mapping will be undertaken on some of these, including the Bingo carbonalite that contains significant amounts of pyrochlore (niobium/tantalum), to determine whether more detailed follow up is required.

The exploration program in 2011 will focus on two main targets: the niobium deposit of the Bingo carbonatite and the tungsten deposit at Etaetu.

Bas Congo Project

No exploration was undertaken during 2010 at the Company’s Bas Congo gold project approximately 250 kilometres west of Kinshasa and the permits were allowed to lapse.  No further work is to be undertaken on this project area.  An impairment loss of $957,318 was recorded as of December 31, 2010 relating to all deferred exploration expenditures related to this project.

Qualified Person

Peter N. Cowley, F.I.M.M.M, the Company’s President and Chief Executive Officer, is the "qualified person" (as such term is defined in National Instrument 43-101) responsible for the technical information in this MD&A.

Selected Annual Information

The following financial data, which has been prepared in accordance with Canadian generally, accepted accounting principles, is derived from the Company’s audited consolidated financial statements as at and for each of the three most recently completed financial years.  The Company's reporting and measurement currency is the United States dollar.

	2010	2009	2008 (Restated)

Total revenue	$-	$1,129	$166,003
Net loss	$(3,179,434)	$(1,010,891)	$(371,122)
Net loss per share	$(0.08)	$(0.04)	$(0.01)
Total assets	$23,586,034	$6,619,681	$5,648,984
Total long-term liabilities	$547,783	$422,694	$2,922,837

The revenues set out in the above table relate to the licensing business which the Company operated prior to the Company's acquisition of the mineral exploration property assets on November 28, 2008 (the “2008 Acquisition”).  As a result of this acquisition, the Company is now in the mineral exploration business.  There is no expectation of revenues in respect of its mineral properties in the foreseeable future.

The Company’s net loss for fiscal 2010 increased to $3,179,434 from a net loss of $1,010,891 recorded during fiscal 2009 due to a write-down of the exploration costs related to the Bas Congo project and as a result of increased activities due to the change of business activities following the 2008 Acquisition. The net loss during fiscal 2010 was significantly impacted by increased travel, consulting fees, salaries and stock based compensation expenses.

Results of Operations

For fiscal 2010, the Company reported a net loss of $3,179,434 compared to a net loss of $1,010,891 reported for fiscal 2009.  Expenses capitalized to mineral properties are discussed below under “Deferred Exploration Expenditures”.  Significant changes in expenses occurred during fiscal 2010 in the expense categories described below as compared to fiscal 2009:

Professional fees
Professional fees, comprising mainly legal and audit fees, increased to $238,356 during fiscal 2010 from $227,026 recorded for fiscal 2009, due to increased legal and audit expenses incurred in relation to the Company’s general corporate activities, including compliance with securities regulatory requirements.

Travel
Travel increased to $115,517 for fiscal 2010 from $2,959 for fiscal 2009 reflecting increased visits to the Company's projects in the DRC and other corporate activities of the Company.

Interest and bank charges
Interest and bank charges decreased to $1,231 for fiscal 2010 from $145,460 for fiscal 2009.  During the first quarter of 2010, the outstanding notes that were acquired pursuant to the 2008 Acquisition were paid; therefore, there was minimal interest recorded during 2010.

Consulting fees
Consulting fees increased to $389,679 in fiscal 2010 from $99,446 in fiscal 2009 due to increased activities during fiscal 2010 in connection with the Company’s strategic planning and other corporate advice. As well, in 2010 $239,843 (2009 - $77,955)  representing the fair value of stock options granted to consultants under the Company’s Stock Option Plan was included in this expense category.

Salaries
Salaries increased to $585,543 during fiscal 2010 from $49,275 recorded during fiscal 2009 as result of new employment agreements signed during the fourth quarter of 2009.  There were no salaries paid or accrued prior to the fourth quarter of fiscal 2009.

Stock based compensation
During fiscal 2010, the Company recognized in the statement of operations as an expense $1,004,983 (2009 - $197,654) representing the fair value at the date of grant of stock options granted to employees, directors and officers of the Company with respect to the stock options issued during fiscal 2010 and 2009.

Impairment loss
During fiscal 2010, an amount of $957,318 was recorded as an impairment loss with respect to the Bas Congo project as a decision was made to relinquish the exploration permits related to this project.

Foreign exchange gain/loss
The Company recorded a foreign exchange gain of $307,662 during fiscal 2010, compared to a foreign exchange loss of $48,863 recorded during fiscal 2009, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2010 and fiscal 2009.  This financial information has been prepared in accordance with Canadian generally accepted accounting principles.  The Company's reporting and measurement currency is the United States dollar.

	2010
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Total revenue	$-	$-	$-	$-
Net loss	$(1,576,780)	$(357,227)	$(871,980)	$(373,447)
Net loss per share	$(0.04)	$(0.01)	$(0.02)	$(0.01)

	2009
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Total revenue	$64	$-	$1,065	$-
Net loss	$(508,862)	$(179,265)	$(207,838)	$(114,926)
Net loss per share	$(0.02)	$(0.01)	$(0.01)	$(0.00)

The Company’s net loss during the fourth quarter of 2010 of $1,576,780 was $1,219,553 higher than the net loss recorded in the third quarter of 2010.  This was mainly due to an impairment of $957,318 related to the Bas Congo project.  In addition, there was an increase in salary expenses of $169,158 recorded in the fourth quarter with respect to year-end bonuses paid to employees, an increase in professional fees of $84,290 and a decrease in foreign exchange gain of $53,375.  The Company’s net loss of $357,227 recorded in the third quarter of 2010 was significantly lower than the loss of $871,980 incurred in the second quarter of 2010.  This decrease was due in part to a foreign exchange gain of $166,959 in the third quarter of 2010 as opposed to a foreign exchange loss of $223,852 that occurred in the second quarter of 2010. In addition, during the third quarter of 2010 the Company incurred lower professional fees and consulting fees compared to the second quarter of 2010.  The Company’s net loss during the second quarter of 2010 was $871,980 compared to a net loss of $373,447 incurred in the first quarter of 2010.  The increase was mainly due to the recording of a foreign exchange loss of $223,852 in the second quarter of 2010 compared to the foreign exchange gain of $250,971 that was recorded during the first quarter of 2010.  The Company’s net loss in the first quarter of 2010 was $373,447. The decrease of $135,415 compared to the loss recorded during the fourth quarter of 2009 was primarily due to a foreign exchange gain of $250,971 recorded during the first quarter of 2010, compared to a foreign exchange gain of $10,226 recorded during the fourth quarter of 2009.  The Company’s net loss in the fourth quarter of 2009 was $329,597 higher than the net loss recorded in the third quarter of 2009.  This increase was mainly due to stock option expense of $197,654, an increase in professional fees of $93,955 and the payment of $49,275 in salaries during the fourth quarter of 2009.  The decrease in the Company’s net loss in the third quarter of 2009 as compared to the second quarter of 2009 was primarily due to a foreign exchange loss in the third quarter that was $30,825 lower than the foreign exchange loss that was recorded in the second quarter.  The increase in the Company's net loss in the second quarter of 2009 as compared to the first quarter of 2009 was primarily due to a foreign exchange loss of $66,780 recorded in the second quarter of 2009 in comparison to a foreign exchange gain of $43,646 recorded in the first quarter of 2009.

Liquidity and Capital Resources

The Company generates limited revenues and relies primarily on equity financings to fund its activities.  Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

As at December 31, 2010, the Company had cash of $10,449,774 and working capital of $10,033,414, compared to cash of $1,536,166 and a working capital deficit of $1,369,099 as at December 31, 2009.

The Company’s cash and working capital positions were improved with the Company’s February 2010 private placements, which raised gross proceeds to the Company of Cdn$15,208,125 in the aggregate.

During fiscal 2010, the Company incurred cash exploration expenditures of $7,818,987 (2009 - $953,349). A breakdown of these exploration expenditures is presented below under “Deferred Exploration Expenditures”.

The Company has a proposed operating budget for 2011 of approximately $17,003,247 in the aggregate, allocated as follows:

Ngayu project	$10,915,726
North Kivu project	1,136,030
North Kivu Non-Gold project	406,230
Administration and office support	4,545,261

Total	$17,003,247

The Company’s cash position at December 31, 2010 in addition to the cash raised during the month of February 2011 (gross proceeds of Cdn$23,970,000) is sufficient to fund its proposed 2011 exploration program and corporate overhead until the second or third quarter of 2012. The Company will need to raise additional funds to meet its financial obligations and to continue its exploration programs in 2012 and beyond. There is no assurance that such financing will be available on acceptable terms, if at all.

Deferred Exploration Expenditures

The following table provides a breakdown of the Company's deferred exploration expenditures incurred during 2009:

	Bas Congo Project	North Kivu Project	Ngayu Project	Total

Balance 12/31/2008	$798,562	$3,159,381	$-	$3,957,943

Field camps	5,328	57,007	11,594	73,929
Geochemistry	-	22,846	-	22,846
Geology	-	39,119	-	39,119
Professional fees	-	45,200	-	45,200
Business promotion	600	20,539	1,700	22,839
Travel	7,103	235,142	10,999	253,244
Office and sundry	10,868	45,943	539	57,350
Interest and bank charges	554	16,126	-	16,680
Consulting fees	22,750	128,950	-	151,700
Salaries	14,551	236,187	1,201	251,939
Stock based compensation	-	-	40,749	40,749
Amortization	-	2,361	-	2,361
Other	5,655	12,273	575	18,503
Subtotal	67,409	861,693	67,357	996,459
Balance 12/31/2009	$865,971	$4,021,074	$67,357	$4,954,402

The following table provides a breakdown of the Company's deferred exploration expenditures incurred during 2010:

	Bas Congo Project	North Kivu Project	Ngayu Project	Total

Balance 12/31/2009	$865,971	$4,021,074	$67,357	$4,954,402

Field camps	805	146,300	696,556	843,661
Geochemistry	188	111,569	265,616	377,373
Geology	833	13,948	74,224	89,005
Drilling	-	1,879	839,182	841,061
Helicopter		150,635	1,031,369	1,182,004
Professional fees	8,527	9,627	11,226	29,380
Business promotion	10,200	73,791	223,522	307,513
Travel	-	129,370	401,362	530,732
Office and sundry	-	157,245	429,581	586,826
Interest and bank charges	4,962	28,829	43,765	77,556
Consulting fees	46,547	113,187	54,189	213,923
Salaries	10,742	461,448	1,890,479	2,362,669
Stock based compensation	-	-	460,604	460,604
Amortization	-	22,794	102,859	125,653
Other	8,543	88,029	280,712	377,284
Subtotal	91,347	1,508,651	6,805,246	8,405,244
Impairment loss	(957,318)	-	-	(957,318)
Balance 12/31/2010	$-	$5,529,725	$6,872,603	$12,402,328

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at April 28, 2011, the Company had outstanding 57,731,744 common shares, 3,693,250 common share purchase warrants (exercisable at a price of Cdn$1.45 per share until February 2012), 1,000,000 common share purchase warrants (exercisable at a price of Cdn$2.30 per share until December 2012), 5,025,000 stock options to purchase common shares, 510,000 broker warrants (which were granted to the underwriters as part of the consideration for their services under the 2011 brokered private placement financing and are exercisable at a price of Cdn$2.35 per share until February 2013) and 341,992 compensation options (which were granted to the agents as part of the consideration for their services under the 2010 brokered private placement financing).  Each such compensation option entitles the holder to purchase one unit of the Company (an "Agents' Unit") at a price of Cdn$1.35 until February 2012.  The Agents' Units have the same terms as the units issued under the 2010 brokered private placement financing except that the warrants comprising part of the Agents' Units are non-transferable.

Related Party Transactions

During the year ended December 31, 2010, the Company paid to two directors and officers of the Company an amount of $189,731 which was outstanding as of December 31, 2009 with respect to previously accrued management fees.  As at December 31, 2010, the balance outstanding of unpaid management fees payable by the Company to such directors and officers was $nil (December 31, 2009 - $478,140).

In addition as at December 31, 2010, an amount of $118,765 was due to related companies (December 31, 2009 - $32,727 due to related companies) with common directors. As at December 31, 2010, an amount of $2,346 (December 31, 2009 - $nil) was due from a related company with common directors.

During the year ended December 31, 2010, management fees of $194,338 were paid to three directors of the Company.

In addition, during the year ended December 31, 2010, bonuses of $383,142 were paid to three directors and officers of the Company in relation to the Company’s February 2010 financings.

All amounts due from and to related parties are unsecured, non-interest bearing and are repayable on demand.  All related party transactions occurred in the normal course of business and are measured at the exchange value, which is the amount of compensation established and agreed to by the related parties.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its mineral properties and the valuation of stock-based compensation.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, any underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal, and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Future Accounting Standards

International Financial Reporting Standards

In February 2008, the Canadian Institute of Chartered Accountants Accounting Standards Board (“AcSB”) confirmed that Canadian generally accepted accounting principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

IFRS Transition Plan

During fiscal 2009, the Company completed the diagnostic phase of the project and began a comprehensive analysis of Canadian GAAP and IFRS differences as well as an assessment of the impact on operations, data systems and internal controls over financial reporting. During fiscal 2010, the Company completed the detailed assessment phase for all standards that affect the transition.

First-time Adoption

The Company’s adoption of IFRS will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all effective IFRS standards at the end of its first IFRS reporting period retrospectively.  IFRS 1 contains specific mandatory exceptions and a number of optional exemptions.  The Company has evaluated the application of IFRS 1 and the initial conclusion is that the only IFRS 1 exemption that is applicable to its first IFRS financial statements relates to share based payment transactions, specifically with respect to instalment vesting and forfeitures.

Under IFRS, when a share based payment award vests in instalments over the vesting period (graded vesting), each new instalment must be treated as a separate share option grant and therefore be measured at the fair value at each vesting period.  IFRS 2 Share Based Payments will be applied to the vested and unvested options from the date of transition to IFRS.

Management is required to estimate expected forfeitures of all option grants.  Under Canadian GAAP, management was permitted to record option grants at full value, adjusting for forfeitures as they occurred.  This is no longer an option under IFRS.  For any unvested options, the fair value will be recalculated using IFRS upon adoption.

With respect to the policy regarding the exploration and evaluation of mineral resources, the Company will disclose in its initial IFRS financial statements the split between exploration and development costs which are currently presented together under mineral properties in the balance sheet.

The Company has identified areas noted below as those expected to have the most significant impact on the consolidated financial statements.  The differences are based on IFRS standards effective as at the date of this MD&A.  The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects underway.  The Company’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.  Key differences identified as of the date of this MD&A are as follows:

Impairment of Property, Plant and Equipment

Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values.  Under IFRS, IAS 36 Impairment of Assets (“IAS 36”) requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair values less costs to sell or value in use, is less than carrying amount.  The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount.  The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any previous impairment losses where circumstances requiring the impairment charge have changed and reversed.  Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Property, Plant and Equipment

Under Canadian GAAP, costs incurred for property, plant and equipment on initial recognition are allocated to significant components when practicable.  Costs incurred subsequent to the initial purchase of property, plant and equipment are capitalized when they constitute a betterment, which occurs when the productive capacity or useful life of an existing asset is increased or when the associated operating costs is decreased.  Otherwise, these costs are expensed.  Under IAS 16 Property, Plant and Equipment, costs incurred for property, plant and equipment on initial recognition are allocated to significant components, capitalized and depreciated separately over the estimated useful lives of each component.  Practicability of allocating to significant components is not considered under IFRS.  Costs incurred subsequent to the initial purchase of property, plant and equipment are capitalized when it is probable the future economic benefits will flow to the Company over a period and the costs can be measured reliably.  Upon capitalization, the carrying amount of components replaced, if any, are derecognized.  The Company is still analyzing its property, plant and equipment to determine if an opening IFRS balance sheet adjustment is necessary.

Share Based Payments

The Company has examined IAS 2 Share Based Payments (“IAS 2”) and has determined the following differences compared to Canadian GAAP: 1) Installment vesting periods – Under IAS 2, each new installment must be treated as a separate issue and therefore be measured at the fair value at each vesting period; 2) Forfeitures – Management is required to estimate expected forfeitures of all option grants.  For any unvested options, the fair value will be recalculated using IFRS guidance upon adoption.

Other Accounting Policies

The Company has completed an evaluation and expects no significant changes to the following accounting policies:

•	Financial instruments
•	Foreign currency exchange rates
•	Impairment of assets
•	Property, plant and equipment
•	Investment in associates
•	Provisions, contingent liabilities and contingent assets

The Company continues to evaluate the impact of IFRS adoption on other areas, which may result in significant differences from current Canadian GAAP accounting policies.

Management expects to complete its first interim consolidated financial statements prepared under IFRS for the three months ended March 31, 2011 with no significant issues or delay.

Impact on Information Systems and Technology

The adoption of IFRS may have some impact on the Company’s information systems’ requirements. The Company is implementing systems upgrades and modifications to, among other things, ensure an efficient conversion to IFRS. The main drivers for systems changes include:

▪	Additional information required as a result of enhanced note disclosures,
▪	Tracking of IFRS to Canadian GAAP differences during the transition, and
▪	Tracking sufficient level of details within the accounting records to allow management to maintain adherence with IFRS going forward.

The impact and changes to systems are on-going and will be prioritized as part of the project.

Impact on Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The adoption of IFRS may have a significant impact on the Company’s internal controls over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) due mainly to changes in financial reporting disclosures requirements. IFRS requires significantly more disclosure than Canadian GAAP for certain standards. In some cases, IFRS also requires different presentation on the balance sheet and income statement. This will be the most significant impact to the Company. Specifically, the increased disclosure requirements will cause the Company to change current processes and implement new financial reporting processes to ensure the appropriate data is collected for disclosure purposes. Currently the Company does not anticipate any changes that may materially impact its ICFR and DC&P as a result of the conversion to IFRS.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash, prepaid expenses, advances receivable, accounts payable, accrued liabilities, notes payable and due to/from related parties approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results.  A portion of the Company’s transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and comprehensive loss.  The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.  See Note 14 of the 2010 annual consolidated financial statements of the Company for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist of cash and cash equivalents.  All cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures that there is sufficient cash to meet its liabilities when they are due.  Temporary surplus funds of the Company are invested in cash equivalents.  The Company arranges the portfolio so that securities mature approximately when funds are needed.  The key to success in managing liquidity is the degree of certainty in the cash flow projections.  If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Currency risk

The Company is exposed to currency risk on its financial assets and liabilities denominated on other than United States.  The Company incurs a significant amount of its operating costs in Canadian dollars.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects.  The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC.  The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements.  In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.  The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.  It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict.  Physical and institutional infrastructure throughout the DRC is in a debilitated condition.  The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles.  There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations.  The DRC continues to experience instability in parts of the country due to certain militia and criminal elements.  While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.  In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore.  The Company currently operates at a loss and does not generate any revenue from its mineral properties.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing mines.  Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely.  The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted.  As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses.  During fiscal 2010 and fiscal 2009, the Company recorded a foreign exchange gain of $307,662 and a foreign exchange loss of $48,863, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar.  No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.